Exhibit 99.1

Provident Announces 2008 Annual Results Release Date
and Provides 2008 Canadian and U.S. Tax Reporting
Information

News Release 09-03
February 17, 2009

All values are in Canadian dollars unless otherwise indicated.

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) today announced it intends to release its 2008 fourth quarter interim and audited 2008 annual financial statements and operating results on March 12, 2009.

2008 Canadian Unitholder Tax Information

Provident has determined that for taxable Canadian unitholders, distributions paid in 2008 are to be 100 percent taxable with no tax deferred return of capital.

Canadian unitholders holding their Provident investment in a Registered Retirement Savings Plan (RRSP), Registered Retirement Income Fund (RRIF) or Deferred Profit Savings Plan (DPSP) should not report any income related to distributions on their 2008 income tax return.

Unitholders holding their units outside such plans and received distributions for the year ended December 31, 2008 should receive a T3 Supplementary Information slip (T3), post marked on or prior to March 31, 2009. Provident’s Canadian registered unitholders should receive a T3 from Provident’s transfer agent, Computershare Trust Company of Canada. Unitholders that hold their units through a broker or other intermediary should receive a T3 directly from their broker or intermediary and not from Provident or Provident’s transfer agent. Unitholders are to report distributions as “other income” on their 2008 income tax return.

2008 U.S. Unitholder Tax Information

Provident is treated as a corporation for U.S. federal income tax purposes. As a corporation, Provident’s distributions to U.S. unitholders may be “qualified dividends” as determined under the U.S. Internal Revenue Code.

Provided the distributions received by U.S. resident unitholders in 2008 are considered to be qualified dividends as noted above, 100 percent of the distributions should be reported as qualified dividends with no tax deferred return of capital.

To assist with the preparation of 2008 U.S. tax information Provident’s transfer agent Computershare Trust Company will issue a Form 1099-DIV to all registered U.S. unitholders. Non-registered U.S. unitholders should receive a Form 1099-DIV from their broker or intermediary.

The full amount of distributions paid to non-residents of Canada are subject to a minimum 15 percent Canadian withholding tax that is withheld prior to distributions being paid to unitholders. Where trust units are held outside a qualified retirement account, the full amount of all withholding tax may be creditable, subject to numerous limitations, for U.S. tax purposes in the year in which the withholding taxes are withheld. Where trust units are held in a qualified retirement account, the same withholding taxes apply but the amount is not creditable for U.S. tax purposes. Information regarding the amount of Canadian tax withheld in 2008 should be determined from your own records and is not available from Provident.

Tax information pertaining to 2008 and prior years is available on Provident’s website at:  http://www.providentenergy.com/investor/taxinfo.cfm.

The summary contained in this news release is of a general nature only and does not constitute and is not intended to be legal or tax advice to any particular holder or potential holder of Provident units. Holders or potential holders of Provident units are urged to consult their own legal and tax advisors as to their particular income tax consequences of holding Provident units.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a natural gas liquids midstream services and marketing business. Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws.  The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact:	Corporate Head Office:

Dallas McConnell	2100, 250 – 2nd Street SW
Manager, Investor Relations	Calgary, Alberta T2P 0C1
Phone (403) 231-6710
Email: info@providentenergy.com	Phone: (403) 296-2233
Toll Free: 1-800-587-6299
Fax: (403) 262-8973
www.providentenergy.com